NYSE Arca, Inc. (the 'Exchange') hereby notifies the SEC of its intention to remove the following securities issued by Claymore Exchange-Traded Fund Trust (the 'Company') from listing and registration on the Exchange upon the effective date of this Form 25:

Guggenheim BulletShares 2012 Corporate Bond ETF (suspended: 12/31/2012) symbol: BSCC

Guggenheim BulletShares 2012 High Yield Corporate Bond ETF (suspended:
12/31/2012) symbol: BSJC

Guggenheim BulletShares 2013 Corporate Bond ETF (suspended: 12/31/2013) symbol: BSCD

Guggenheim BulletShares 2013 High Yield Corporate Bond ETF (suspended:
12/31/2013) symbol: BSJD

This action is being taken pursuant to the provisions of Rule 12d2-2(a)(2), as NYSE Regulation has been notified that the issuer has liquidated the securities listed above. Accordingly, trading in each issue was suspended before the opening on the dates specified above.